September 23, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Timothy Buchmiller

Re:	Alliqua BioMedical, Inc. Registration Statement on Form S-3, originally filed on August 5, 2014 File No. 333-197844 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alliqua BioMedical, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 9:00 a.m., Eastern Time, on September 25, 2014, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

ALLIQUA BIOMEDICAL, INC.

By:	/s/ Brian Posner
Brian Posner
Chief Financial Officer